EXHIBIT 99.1
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                                                           [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]

NEWS RELEASE
FOR IMMEDIATE RELEASE
FEBRUARY 1, 2006
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ARC RESOURCES  LTD. / ARC ENERGY TRUST  ANNOUNCE THE FEBRUARY 2006 INCREASE TO
THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, FEBRUARY 1, 2006 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.85382 to 1.86776. Such increase will be effective on February 15, 2006.

The following are the details on the calculation of the Exchange Ratio:

-------------------------------------------------------------------------------------------------------------------------
                                                     10 day Weighted                                           Exchange
                                    ARC Energy       Average Trading                     Effective Date        Ratio as
    Record Date         Opening       Trust          Price of AET.UN     Increae in          of the               of
    of ARC Energy      Exchange    Distribution   (Prior to the end of    Exchange        Increase in         Effective
 Trust Distribution      Ratio       per Unit          the Month)         Ratio **       Exchange Ratio           Date
-------------------------------------------------------------------------------------------------------------------------
  January 31, 2006     1.85382       $0.20              26.6057           0.01394        February 15, 2006     1.86776
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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600             Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9